# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Ridge Bankshares, Inc., CIK 0000842717
CUSIP: 095825105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 1801 Bayberry Court, Suite 101, Richmond, United States (X1), 23226
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000899140-24-000762
Filed by CIK 0002031792

## Reporting persons
- WBI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,004,000; sole dispositive power 0; shared dispositive power 2,004,000; aggregate amount beneficially owned 2,004,000 (2.7% of the class)
  Comment: Beneficial ownership based on (i) 73,516,146 shares of Common Stock outstanding as of October 30, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the SEC) on November 6, 2024 plus (ii) 2,004,000 shares of Common Stock underlying warrants held by the Reporting Persons.
- White Bay Global, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 0; shared voting power 2,004,000; sole dispositive power 0; shared dispositive power 2,004,000; aggregate amount beneficially owned 2,004,000 (2.7% of the class)
  Comment: Beneficial ownership based on (i) 73,516,146 shares of Common Stock outstanding as of October 30, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2024 plus (ii) 2,004,000 shares of Common Stock underlying warrants held by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Blue Ridge Bankshares, Inc.
Address of issuer's principal executive offices: 1801 Bayberry Court, Suite 101, Richmond, United States, 23226

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by WBI LP, a Delaware limited partnership ("WBI"), and White Bay Global, Inc., a United States Virgin Islands corporation ("WBG"). WBG is the general partner of WBI. WBI and WBG are sometimes jointly referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence:
The business address of WBI is 140 Broadway, 38th Floor, New York, NY 10005.
The business address of WBG is 4b Norre Gade, Charlotte Amalie, St Thomas, USVI 00802
Citizenship: WBI is organized under the laws of the State of Delaware. WBG is organized under the laws of the U.S. Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: 2.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,004,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,004,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WBI LP: /s/ Elli Ausubel, Elli Ausubel, Treasurer (02/14/2025)
- White Bay Global, Inc.: /s/ Elli Ausubel, Elli Ausubel, Treasurer (02/14/2025)